Morgan Stanley Special Growth Fund
522 Fifth Avenue
New York, NY 10036
June 29, 2010
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Special Growth Fund (the “Fund”)
(File No. 33-48765; 811-6711)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on April 29, 2010 incorporating changes to the Prospectus and Statement of Additional Information (“SAI”). Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 24 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about June 29, 2010.

GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.	Please consider adding risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.

Response 2. The Fund has reviewed the risk disclosure in the Prospectus and believes that the sections entitled “Fund Summary—Principal Risks” and “Additional Information about the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which the Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3. This line item is not applicable to the Fund at this time.

Comment 4.	In the section entitled “Portfolio Summary—Principal Investment Strategies,” please specify the other equity securities in which the Fund may invest.

Response 4. The second paragraph of the referenced section discusses the other equity securities in which the Fund may invest.

Comment 5.	In the section entitled “Portfolio Summary—Principal Investment Strategies,” please clarify how the Investment Adviser determines a security to be “high quality.”

Response 5. We respectfully acknowledge your comment; however, we believe that the disclosure included in the first paragraph of the referenced section explains how the Investment Adviser determines a security to be “high quality.”

Comment 6.	In the section entitled “Fund Summary—Principal Investment Strategies,” the disclosure indicates that derivative instruments will be counted towards the Fund’s exposure to securities included in its investment strategies to the extent that the derivatives in which the Fund invests have “economic characteristics” similar to the securities included within those strategies. Please explain what economic considerations are analyzed in making this determination.

Response 6. We believe that derivatives can be used to gain exposure to one or more of the types of securities included in Fund’s investment policies. In the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket if it has economic characteristics similar to the securities included in that basket. See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13. In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its investment basket (whether or not the Fund is subject to the “names rule”) only if the exposure has economic characteristics similar to securities included within such basket.

Comment 7.	If the Fund’s investments in depositary receipts includes unsponsored depositary receipts, include appropriate risk disclosure.

Response 7. Risk disclosure relating to unsponsored depositary receipts is included in the section entitled “Principal Risks—Foreign and Emerging Market Securities.”

Comment 8.	If the Fund has a principal strategy to invest in convertible securities rated below investment grade, please disclose this in the “Principal Investment Strategies” section.

Response 8. The Fund does not have a principal strategy to invest in convertible securities rated below investment grade.

Comment 9.	Pursuant to General Instruction C. 3.(b) of Form N-1A, the information required by Items 2 through 8 of Form N-1A may not include disclosure other than that required or permitted by those items. Please ensure that footnotes 1-3 following the Average Annual Total Return table are required or permitted by the Form.

Response 9. We respectfully acknowledge your comment; however, we believe that footnotes 1-3 following the referenced table are either specifically permitted by Form N-1A or explanatory in nature and do not alter or add to the disclosure permitted in the Average Annual Total Return table.

Comment 10.	Please ensure that the last paragraph of the section entitled “Fund Summary—Purchase and Sale of Fund Shares” is required or permitted by the Form.

Response 10. We respectfully acknowledge your comment; however, we believe that the referenced paragraph is explanatory in nature and does not alter or add to the disclosure permitted in the Purchase and Sale of Fund Shares section.

Comment 11.	Please add appropriate disclosure if the Fund can invest in credit default swaps.

Response 11. The Fund does not currently invest in credit default swaps.

COMMENTS TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 12.	With respect to Investment Restriction #2 (Borrowing) and Investment Restriction #5 (Senior Securities), consider adding explanatory language following the restrictions that states clearly the Fund’s policy regarding each of these Restrictions.

Response 12. An explanation of the Fund’s policy regarding borrowing is contained in the last paragraph of the section of the Statement of Additional Information that discloses the Fund’s Investment Restrictions. An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

Comment 13.	Please ensure that the disclosure contained in the section of the Statement of Additional Information entitled “Management of the Fund” complies with the requirements of Item 17(b)(1) of Form N-1A.

Response 13. We believe that the disclosure contained in the referenced section and in the section entitled “Management of the Fund—Management Information—Independent Trustees and the Committees” complies with the requirements of Item 17(b)(1). Specifically, the section entitled “Management of the Fund—Board of Trustees—Board Structure and Oversight Function” describes the leadership structure of the Board. The second paragraph of this section discusses why this structure is appropriate for the Fund. In addition, the second, third and fourth paragraphs of this section, as well as the subsection entitled “—Independent Trustees and the Committees,” discuss the extent of the Board’s role in the risk oversight of the Fund and how the Board’s oversight function affects the Board’s leadership structure.

Comment 14.	Please ensure that the disclosure contained in the section of the Statement of Additional Information entitled “Management of the Fund” complies with the requirements of Item 17(b)(10) of Form N-1A.

Response 14. The disclosure contained in the section entitled “Management of the Fund—Management Information” describes the type of experience, qualifications, attributes and skills that the Board looks for in its Trustees and provides all relevant experience and qualifications of each member of the Board. This section also states that “... the Board has determined that each of the Trustees is qualified to serve as a Trustee of the Fund.”
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax) or Stuart Strauss of Dechert LLP at (212) 698-3529 (tel) or (212) 698-0453 (fax). Thank you.
Best regards,
/s/ Sheri Schreck
Sheri Schreck

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